Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL OF FEBRUARY 10, 2022 DATE AND TIME: On February 10, 2022, at 8:00 a.m. CHAIRMAN: José Caruso Cruz Henriques. QUORUM: The totality of the elected members, with the attendance of the Councilors as permitted by item 4.6 of the Internal Charter of the Fiscal Council. RESOLUTION UNANIMOUSLY ADOPTED: Following the examination of the Company’s financial statements for the year ended December 31, 2021, the Councilors resolved to draw up the following opinion: “After examining the Company’s financial statements for the year ended December 31, 2021 and verifying the accuracy of all the elements examined, taking into consideration the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents appropriately reflect the capital structure, the financial position and the activities conducted by the Company in the period and meet the conditions necessary for the submission for the examination and approval of the Stockholders”. CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), February 10, 2022. (undersigned) José Caruso Cruz Henriques – Chairman; Alkimar Ribeiro de Moura and Artemio Bertholini – Councilors. São Paulo (SP), February 10, 2022. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence